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Women-ownedMinority-ownedBlack-owned
The Social

Cannabis Business

Ann Arbor, MI 48103
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $100,000 invested.
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THE PITCH
The Social is seeking investment to license and open a beautiful new cannabis consumption event and entertain Microbusiness on site for cannabis purchase.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

The Social is offering perks to investors. You earn perks based on your total investment amount in this business.

VIP Investor Invest $50,000 or more to qualify. 10 of 10 remaining

VIP Investors (anyone investing over $25,000) will receive a Platinum Membership for a year to The Social once

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COMING SOON
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Come Celebrate with us. We will host everything from weddings, birthday parties, or corporate outings, Comi

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THE TEAM
Danielle Williams
Co-Founder and Co-CEO

General manager of multiple businesses, 15+ years of customer services, played a critical part in developing/op

Daniel Blethen
Co-Founder and Co-CEO

15+years customer service, General contractor experience, currently managing a crew for Sergent Paint compa

Quinn Coleman
Chief Development Officer

15+ years in customer service, small business owner and started up multiple successful start up companies.

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OCTOBER 30, 2020
Incorporated

Articles of Organization Filed with the state

2/15/2022
Capital Raise

Round 1 of investments has begun. Banking has been secured.

Order Online
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This is a preview. It will become public when you start accepting investment.
Q&A
Why are you raising capital and why is now a good time?

With Michigan's new consumption lounge license type becoming available, this is the time to create stable job
Cannabis industry is the #1 source for new job creation in the United States.

What's the most interesting thing you've learned about your industry since you got started?

The diversity of people that consume cannabis, its really amazing how one little plant can bring so many differe

Next
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Legal Fees & accounting $50,000
Web design, development and hosting $5,000
Licensing $39,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,716,000 $1,887,600 $2,019,732 $2,120,718 $2,184,339
Cost of Goods Sold $100,000 $110,000 $117,700 $123,584 $127,291
Gross Profit $1,616,000 $1,777,600 $1,902,032 $1,997,134 $2,057,048

EXPENSES

Rent $15,000 $15,375 $15,759 $16,152 $16,555
Utilities $25,000 $25,625 $26,265 $26,921 $27,594
Salaries $500,000 $550,000 $588,500 $617,924 $636,461
Insurance $25,000 $25,625 $26,265 $26,921 $27,594
Equipment Lease $0 $0 $0 $0 $0
Repairs & Maintenance $50,000 $51,250 $52,531 $53,844 $55,190
Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037
Operating Profit $991,000 $1,099,475 $1,182,206 $1,244,604 $1,282,617
This information is provided by The Social. Mainvest never predicts or projects performance, and has not revie
Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $100,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends May 6th, 2022
Summary of Terms
Legal Business Name Social LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus

Hire for the following positions by August 2022: Manager, Security, General Staff

Achieve $2,000,000 revenue per year by 2024.

Achieve $500,000 profit per year by 2026.

No operating history

The Social was established in September 2021. Accordingly, there are limited financial statements and informa
evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF C
FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Co
investors and company directors or management be indicted under federal law, all of the assets they contribut
an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to
still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis la
impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which ma
illegal on a national level. If the federal government determines that such laws should be enforced strictly, it co
damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdict
cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Su
States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right
even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that lega
present, the states are maintaining existing laws and passing new ones in this area. A change in the federal atti
a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis indu
could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are
evolving interpretations, which could require us to incur substantial costs associated with compliance or alter c
violations of these laws, or allegations of such violations, could disrupt our business and result in a material adv
addition, it is possible that regulations may be enacted in the future that will be directly applicable to our busin
any future laws, regulations, interpretations, or applications, nor can we determine what effect additional gove
policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

and/or third party financial applications. This other sources may subject repayments to additional fees or risks,
terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead,
facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating the

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you
Note is not like that at all. The ability of The Social to make the payments you expect, and ultimately to give you
number of factors, including many beyond our control.

Limited Services

The Social operates with a very limited scope, offering only particular services to potential clients, making them
preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these con
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new en
competes with many other businesses, both large and small, on the basis of quality, price, location, and custom
preference away from The Social's core business or the inability to compete successfully against the with othe
The Social's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Social's management or vote on and/or influen
regarding The Social. Furthermore, if the founders or other key personnel of The Social were to leave The Socia
Social (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Social and the key persons will have no control. Changes in assumptions or their underlying facts could signific
extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes
assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The S
and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Socia
same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annua
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

The Social will be required to provide some information to investors for at least 12 months following the offerin
more limited than the information that would be required of a publicly-reporting company; and The Social is all
information in certain circumstances.

Uninsured Losses

Although The Social will carry some insurance, The Social may not carry enough insurance to protect against a
there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost.
uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum
antitrust laws, and health care laws, could negatively affect The Social's financial performance or ability to con
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Social's management will coincide: you both want The So
However, your interests might be in conflict in other important areas, including these: You might want The Soci
they are best equipped to repay the Note obligations, while The Social might prefer to spend aggressively to in
to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Social needs more capital in the future and takes on additional debt or other sources of financing, the ne
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributio
management, or otherwise.

unpredictably, it is impossible to predict how much you will receive and when. And because the payments are
return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of The Social to banks, commercial finance lenders, leasin
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that
that the representative will do things you believe are wrong or misguided. If an event of default has occurred a
appointed, all of the representative's reasonable expenses must be paid before any further payments are made

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Social is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Social. Mainvest never predicts or projects performance, and has not revie
additional information, review the official Form C filing with the Securities and Exchange Commission on the E
This is a preview. It will become public when you start accepting investment.
Investor Discussion
The Social isn't accepting investments right now, but is trying to get a sense of how they should structure their
any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you h
All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if
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